SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

Powerbridge Technologies Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.00166667 per share

(Title of Class of Securities)

G72007100

(CUSIP Number)

Qiuxia Zhang

Room 202, Unit 4, Building 10, Xishan First Street , Nanding Town,

Zhangdian District, Zibo, Shandong, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

February 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

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13D

1	NAMES OF REPORTING PERSONS QIUXIA ZHANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P. R. of China

	7	SOLE VOTING POWER 17,138,305
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 17,138,305
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,138,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%(1)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage is calculated on a fully diluted basis based on the total number of 56,794,773 ordinary shares issued and outstanding as of December 31, 2021 as informed by the Issuer.

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13D

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value US$0.00166667 per share (the “Ordinary Shares”), of Powerbridge Technologies Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1st Floor, Building D2, Southern Software Park Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China.

Item 2. Identity and Background

This Statement is being filed by Qiuxia ZHANG (the “Reporting Person”), who may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the Ordinary Shares reported herein.

During the last five years, the Reporting Person had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person entered into an equity transfer agreement with the Issuer pursuant to which the Issuer agreed to purchase 19.99% equity of SmartConn Co., Limited (“SmartConn”) at 90% of the appraisal price (the “Acquisition”). The Reporting Person was the sole shareholder of SmartConn prior to the Acquisition. The consideration of the Acquisition is paid in the form of newly issued Ordinary Shares of the Issuer. An aggregate of 17,138,305 Ordinary Shares was issued to the Reporting Person on February 22, 2022 upon the closing of the Acquisition. Reference is made to the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on January 28, 2022 for more details on the Acquisition.

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13D

Item 4. Purpose of Transaction

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance related to the Issuer's business and stakeholders. The Reporting Person may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Person may at any time reconsider and change their intentions relating to the foregoing.

The Reporting Person intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares.

Item 5. Interest in Securities of the Issuer

(a)	and (b) The responses of the Reporting Person to rows (7) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person are incorporated herein by reference.

(c)	Other than the transaction described herein there has been no other transactions concerning the Ordinary Shares of the Issuer effected during the past sixty (60) days.

(d)	No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6.

Except as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

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13D

Item 7. Materials to be Filed as Exhibits

Not applicable.

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13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2022

Qiuxia ZHANG

By:	/s/ Qiuxia Zhang

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